August 5, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Independence Contract Drilling, Inc.
Registration Statement on Form S-1 (File No. 333-196914)

Ladies and Gentlemen:

As representatives of the several underwriters of the Independence Contract Drilling, Inc. (the “Company”) proposed public offering of up to 10,000,000 shares of common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (EST) on August 7, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 28, 2014, through the date hereof:

Preliminary Prospectus dated July 28, 2014:

2,381 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

By: Morgan Stanley & Co. LLC

By:	/s/ Marcel Hewamudalige
Name: Marcel Hewamudalige
Title: Vice President

By: RBC Capital Markets, LLC

By:	/s/ Jennifer Caruso
Name: Jennifer Caruso
Title: Director

As Representatives of the several Underwriters

Signature Page to Acceleration Request—Independence Contract Drilling, Inc.